EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$2,015	$1,938	$1,849	$2,367	$1,822
Fixed Charges (as below)	1,240	1,237	1,254	1,209	1,257
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(8)	-
Total Earnings	$3,251	$3,171	$3,099	$3,568	$3,079

FIXED CHARGES
Interest Expense	$957	$973	$999	$933	$988
Credit for Allowance for Borrowed Funds Used During Construction	75	67	53	63	69
Estimated Interest Element in Lease Rentals	204	193	198	205	200
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	8	-
Total Fixed Charges	$1,240	$1,237	$1,254	$1,209	$1,257

Ratio of Earnings to Fixed Charges	2.62	2.56	2.47	2.95	2.44